FOR IMMEDIATE RELEASE
---------------------


                  CENDANT EXTENDS $67 PER SHARE TENDER OFFER
             FOR AMERICAN BANKERS INSURANCE GROUP TO AUGUST 3, 1998


   Stamford, CT and Parsippany, NJ, July 2, 1998 -- Cendant Corporation (NYSE: CD) announced today it has extended its cash tender offer to purchase approximately 23.5 million common shares of American Bankers Insurance Group, Inc. (NYSE: ABI) at a price of $67 per share. The offer, which commenced on January 28, 1998, and was scheduled to expire at 5:00 p.m., New York
City time, on Wednesday, July 1, 1998 has been extended through 5:00 p.m., New York City time, on Monday, August 3, 1998, unless further extended.

   As of 5:00 p.m. New York City time on July 1, 1998, 32,762,383 shares of American Bankers' stock had been tendered to Cendant under the terms of the tender offer, including 7,451,376 shares tendered pursuant to notices of guaranteed delivery.

   The Information Agent for the Cendant offer is Innisfree M&A Incorporated. The Dealer Managers are Lehman Brothers and Merrill Lynch & Co.

   Cendant (NYSE: CD) is the world's premier provider of consumer and business services. Cendant operates in three principal segments: Alliance Marketing, Travel and Real Estate Services. In Alliance Marketing, Cendant provides access to travel, shopping, auto, dining, and other services worldwide. In Travel Services, Cendant is the leading franchisor of hotels and rental car agencies worldwide, the premier provider of vacation exchange services, a leading fleet management company through PHH, and the U.K.'s largest private car park operator through NPC. In Real Estate Services, Cendant is the world's premier franchisor of residential real estate brokerage offices, a major provider of mortgage services to consumers and a global leader in corporate employee relocation. Headquartered in Stamford, CT and Parsippany, NJ, the company has nearly 40,000 employees, operates in over 100 countries and makes more than 100 million customer contacts annually.


  Media Contact:             or:
  Elliot Bloom               Jim Fingeroth/Victoria Weld
  Vice President             Kekst and Company
  Public Relations           (212) 521-4800
  (973) 496-8414
